EXHIBIT 99.1

For Immediate Release 21-12-TR	Date:	March 16, 2021

Teck Celebrates 20 Years of Sustainability Reporting

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) announced today the release of its 20th annual Sustainability Report. The 2020 Sustainability Report highlights milestone accomplishments in Teck’s sustainability performance in addition to detailed information on the company’s ESG performance in 2020.

“Teck is committed to responsibly providing the metals and minerals that the world needs for the transition to a low-carbon future,” said Don Lindsay, President and CEO. “Our annual Sustainability Report details the progress we’ve made so far and the ambitious goals we have set for ourselves going forward to continue strengthening our ESG performance.”

Teck updated its sustainability strategy in 2020, establishing new long-term objectives supported by shorter-term milestone goals under the following strategic themes: health and safety, climate change, responsible production, employees, water, tailings management, communities and Indigenous Peoples, and biodiversity and reclamation. This includes ambitious goals such as being carbon neutral across our operations by 2050, disposing of zero industrial waste by 2040, and transitioning to the use of seawater or low-quality water for all operations in water-scarce regions by 2040.

“We are working to continually improve our sustainability performance and ensure the benefits of responsible mining are shared with local communities,” said Marcia Smith, Senior Vice President, Sustainability & External Affairs. “The COVID-19 pandemic has reinforced how industry, communities, Indigenous Peoples and all stakeholders can work together to tackle big challenges and stay resilient.”

Sustainability achievements included:

•	Marked the best health and safety performance year on record in 2020, reducing total recordable injury frequency by 58% since 2010
•	Finalized renewable power supply agreements for operations in Chile which will eliminate a total of 1 million tonnes of greenhouse gas emissions every year
•	Established a $20 million COVID-19 Teck Community Response Fund to support local communities in Canada, Alaska and Chile
•	Reduced greenhouse gas emissions by 414,000 tonnes total since 2011
•	Increased the percentage of women at Teck by 54% since 2012
•	Signed a Joint Management Agreement with the Ktunaxa Nation Council for more than 7,000 hectares of conservation lands in southeastern British Columbia
•	Advanced our innovative approach to managing water quality in the Elk Valley in British Columbia to increase our water treatment capacity more than two and a half times by the end of 2021
•	Achieved up to 13% reduction in fresh water use at our Chilean operations

Teck’s 2020 Sustainability Report and Annual Report are available on the Teck website. Other reports available from Teck include its Economic Contribution Report and the TCFD-aligned Portfolio Resilience in the Face of Climate Change report, available on its Disclosure Portal.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, zinc and steelmaking coal, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

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